CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated November 29, 2018, relating to the financial statements and financial highlights of Leland Thomson Reuters Private Equity Buyout Index Fund (formerly known as Leland Thomson Reuters Private Equity Index Fund), Leland Thomson Reuters Venture Capital Index Fund and Leland Real Asset Opportunities Fund, each a series of Northern Lights Funds Trust III, for the year ended September 30, 2018, and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Policies and Procedures for Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ Cohen & Company, Ltd.

Cohen & Company, Ltd.

Cleveland, Ohio

January 28, 2019